Adastra Holdings Announces 2021 Annual Financial Results

and Corporate Update

▪ Generated record gross revenues of $5.6 million in 2021, representing 124% growth YOY

▪ Maintained a strong capital position with $28.8 million of assets, and $6.4 million of liabilities

LANGLEY, BC, May 4, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company") is pleased to announce that it has filed its consolidated financial statements and related management discussion and analysis for the year ended December 31, 2021, both of which are available at www.sedar.com.

Michael Forbes, Chief Executive Officer of Adastra, commented, "2021 was a transformative year for Adastra. Having joined in May of 2021, I have seen considerable progress being made on many fronts - we acquired Phyto Extractions and PerceiveMD to vertically integrate our product reach; introduced several new, innovative cannabis products; entered new domestic markets; and created marketing and sales initiatives that have raised brand awareness among consumers and retailers. The team has worked diligently in restructuring and reducing costs giving us a solid foundation as we move forward."

"Strategically, our focus remains on the following growth areas: medical product development and formulation; premium branded extraction products; dried flower products; drug formulation; sales force expansion; and global opportunities. One of the fastest growing cannabis product categories in both Canada and the U.S. is infused pre-rolls. We are excited to be launching these types of pre-rolls shortly. As we are succeeding with shatter SKU expansion, we plan to leverage our shelf space to sell to the provincial distributors and anticipate this category being a big contributor to our success."

"Combined, our production rollout and market expansion strategies give us optimism for 2022 and beyond," added Mr. Forbes. "We believe we have established a platform for profitable growth, with multiple revenue streams and differentiation in the marketplace. We look to leverage this momentum over the coming months to create sustainable value for our customers, partners and shareholders."

Key 2021 Annual and Q4 Financial Highlights

● Achieved record revenues of approximately $5.6 million in 2021, compared to approximately $2.5 million in 2020 - an increase of 124%, demonstrating significant demand for Adastra's in-demand cannabis concentrate brands and products.

● Achieved revenues of approximately $2.0 million in Q4 2021, compared to approximately $1.2 million in Q4 2020 - an increase of 67%.

● Achieved gross profit of approximately $1.9 million during the year ended December 31, 2021, compared to approximately $0.8 million during the year ended December 31, 2020 - an increase of 138%, noting that the current year included approximately $0.4 million of inventory write-downs.

● Reduced operating expenses to approximately $4.3 million during the year ended December 31, 2021 from approximately $7.9 million during the year ended December 31, 2020 due to a reduction in non-cash share based payment expenses, advertising and promotional costs and professional fees.

Key 2021 Annual and Q4 Corporate and Business Highlights

● Completed a full corporate rebrand of "Phyto Extractions Inc." to "Adastra Holdings Ltd." to better align the Company's name and image as a comprehensive leader in cannabis extraction, distillation and product manufacturing.

● Acquired PerceiveMD, which opened the door for Phyto and Adastra to break new ground as providers of cannabis and psychedelic therapies to Canadians and people around the world.

● Launched Phyto Extractions Full Spectrum Vape Cartridge Line.

● Completed the acquisition of Phyto Extractions to drive accelerated growth and profitability through a comprehensive strategy of product innovation and enhanced retail engagement.

● Entered the market with the creation of THC-Free 99% Pure CBD Isolate.

● Expanded Phyto Extractions product line distribution into Yukon and Northwest Territories.

● Received licensing by Health Canada that will enable the Company to sell dried cannabis flower products provincially and territorially in Canada through authorized distributors and retailers.

● Refinancing of mortgage facility to provide incremental $1.0 million of liquidity allowing Adastra to expand production capabilities for future growth.

● Distillate production increased by 134 kg, or 90% in Q4 2021 from Q4 2020

● Distillate production increased from 150kg in Q4 2020 to 284kg in Q4 2021

● Shatter production increased to 50 kg in Q4 2021 - no shatter was produced in Q4 2020.

Results of Operations

For the three months and years ended December 31, 2021 and 2020

	Q4 2021	Q4 2020	YTD 2021	YTD 2020
Revenue	$	$	$	$
Cost of sales	1,989,604	1,245,097	5,628,616	2,499,355
Gross profit	(1,712,154)	(625,053)	(3,684,925)	(1,713,77)
Operating expenses	277,450	620,044	1,943,691	785,581
Net income (loss) and comprehensive income (loss)	(2,292,255)	(426,180)	(4,335,429)	(7,950,595)
	(1,668,673)	90,473	(2,749,939)	(7,615,864)

As of December 31, 2021 and 2020

2021	2020
$	$
28,775,450	13,736,950
1,041,467	60,000

The above number have been subject to audit and reflect the consolidated results of the Company.

Share Cancellation and Return to Treasury

The Company is also pleased to announce that it has cancelled 10 million shares that were voluntarily returned to treasury for no valuable consideration by certain founders of the Company.  The share cancellation was effective April 29, 2022.

As a select number of founders voluntarily surrendered the shares for no valuable consideration, the share cancellation did not constitute an "issuer bid" or an "offer to acquire" as defined in National Instrument 62‐104 - Take‐Over Bids and Issuer Bids.  The total number of the issued and outstanding common shares of Adastra has been reduced from 65,970,547 to 55,970,547, or a decrease of approximately 15%.

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra is known for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: the Company's plans to grow in the following areas: medical product development and formulation, premium branded extraction products, dried flower products, drug formulation, sales force expansion and global opportunities; the expected benefits of the Company's plan to leverage its shelf space to sell its pre-rolls to the provincial distributors and any expected revenue growth therefrom; and other general statements regarding the Company's platform for profitable growth and creation of sustainable value for customers, partners and shareholders. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward looking statements.

For further information: Michael Forbes, CEO, Corporate Secretary & Director, P: (778) 715 5011, E:  michael@adastraholdings.ca